AH 3/20/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019976

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 12 2002 143

SEC FILE NUMBER
8- 49951

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 31, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MDB Capital Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Wilshire Blvd., Suite 1020
(No. and Street)

Santa Monica (City) CA (State) 90402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Dyana Marlett (310) 526-5000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Banerjee, Dave CPA
(Name — if individual, state last, first, middle name)

5535 Balboa Blvd., Suite 200 (Address) Encino (City) CA (State) 91316 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dyana Marlett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MDB Capital Group, LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

COO

Title

Notary Public

JULIE A. DAD
COMM. # 1310096
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Comm. Exp. JUNE 22, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MDB CAPITAL GROUP, LLC

Table Of Contents

DAVE BANERJEE
Certified Public Accountant

5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • E-mail: banerji@aol.com

INDEPENDENT AUDITORS' REPORT

Board of Members
MDB Capital Group, LLC
Santa Monica, CA

I have audited the accompanying statement of financial condition of MDB Capital Group, LLC as of December 31, 2001 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of MDB Capital Group, LLC as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Dave Banerjee
Certified Public Accountant

Encino, California
February 27, 2002

MDB CAPITAL GROUP, LLC

Balance Sheet
December 31, 2001

ASSETS	
CURRENT ASSETS	
Cash & Cash Equivalents	$1,487,000
Accounts receivable	132,668
Total current assets	$1,619,668
OTHER ASSETS	
Fixed assets	
net of accumulated depreciation	413,354
Organization cost	
net of accumulated amortization	4,000
Loan	34,313
Prepaid and other assets	108,135
Total other assets	559,802
Total assets	$2,179,470
LIABILITIES AND MEMBER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable	$62,677
Accrued expenses	10,500
Accrued payroll tax	6,722
Securities sold, not yet purchased	641,341
Total current liabilities	721,240
MEMBERS' EQUITY	
Members' equity	1,458,230
Total liabilities and members' equity	$2,179,470

See accompanying accountant's report and notes to financial statements

MDB CAPITAL GROUP, LLC

Statement of Income
For the year ended December 31, 2001

INCOME		
Commissions and service fees	$	862,736
Trading		1,124,436
Other fee income		171,042
Total income		2,158,214
EXPENSES		
Legal and professional		337,685
Communication		31,707
Administrative		364,263
Operations		1,800,277
Total expenses		2,533,932
LOSS BEFORE INCOME TAXES		(375,718)
INCOME TAX PROVISION (Note 2)		
State taxes		800
State LLC fees		6,000
Total income tax provision		6,800
NET LOSS		($382,518)

MDB CAPITAL GROUP, LLC

Statement of Members' Capital
January 1, 2001 - December 31, 2001

	Members' Equity	Loss	Total
Beginning Balance January 1, 2001	$1,839,778		$1,839,778
Contributions	970		970
Net loss for the year		(382,518)	(382,518)
Balance - December 31, 2001	$1,840,748	($382,518)	$1,458,230

MDB CAPITAL GROUP, LLC

Statement of Cash Flows
For the year ended December 31, 2001

CASH FLOW FROM OPERATING ACTIVITIES	
Net Loss	($382,518)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation and amortization	109,145
(Increase) decrease in:	
Receivable and prepaid expenses	(19,617)
Increase (decrease) in:	
Accounts payable and accrued expenses	(24,364)
Total adjustments	65,164
Net cash used by operations	(317,354)
CASH FLOW FROM FINANCING ACTIVITIES	
Capital contributed	970
Net cash provided from financing activities	970
CASH FLOW FROM INVESTING ACTIVITIES	
Used for fixed assets and organization expense	(13,729)
Provided for marketable securities	641,341
Net cash provided from investing activities	627,612
NET INCREASE (DECREASE) IN CASH	311,228
Cash - beginning of period	1,175,772
Cash - end of period	$1,487,000

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$0
Income taxes and state LLC fee	$6,800

See accompanying accountant's report and notes to financial statements

Note 1: *GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Organization and general matters:

MDB Capital Group, LLC (the "Company") was formed in California in 1996 and is approved as a securities broker dealer by the Securities and Exchange Commission, the National Association of Securities Dealers and the State of California.

The firm is a limited liability company whose managing members are Messers. Christopher A. Marlett, Dyana Williams Marlett , James D. Bowyer and Anthony D. Di Giandomenico.

The firm operates on a fully disclosed basis with another member firm, Correspondent Clearing Corporation, a NYSE member firm located in New Jersey.

Summary of significant accounting policies:

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Property, equipment and premises:
The company depreciates its assets over a useful life of five, seven, or thirty-nine and a half years, with organization costs amortized over five years.

		Depreciable Life (in years)
Organization costs	20,000	5
Less: accumulated amortization	(16,000)	
	$ 4,000	
Furniture and fixture at cost	290,624	7
Less: accumulated depreciation	(153,350)	
	$ 137,274	
Computer & equipment	29,623	5
Less: accumulated depreciation	(11,888)	
	$ 17,735	
Leasehold improvements	271,999	39.5
Less: accumulated depreciation	(13,654)	
	$ 258,345	

Depreciation and amortization expense for the year ended December 31, 2001 was $105,488.

MDB CAPITAL GROUP, LLC

Notes to Financial Statements
December 31, 2001

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company committed to an office lease for approximately 4,428 square feet of office space in April of 1999. Under the lease agreement there is a fixed monthly payment of $13,726.80 for nine years. The fixed rent will increase annually by 3% on the 13th month of the Term.

Total Lease Obligation	Year	Amount
	2001	170,087
	2002	175,190
	2003	180,446
	2004	185,859
	2005	191,435
	2006	197,118
	2007	202,433
	2008	209,186
	2009	197,014

Comprehensive Income:
The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2001.

Note 2: INCOME TAXES

The Company was formed as a limited liability company and elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a minimum franchise tax of $800 per year. The State of California also imposes a graduated franchise fee for total gross revenue per year of $1,000,000 to $5,000,000 or less. This fee calculated to be $6,000 for the Company and is included in state taxes.

MDB CAPITAL GROUP, LLC

Notes to Financial Statements
December 31, 2001

Note 3: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2001 the company had a net capital of $898,428 which is $798,428 in excess of the minimum of $100,000 required and its ratio of aggregate indebtedness to net capital was 8.89 which is less than the 15 to 1 maximum ratio of a broker dealer.

MDB CAPITAL GROUP, LLC

Statement of Net Capital
Schedule I
December 31, 2001

	Focus 12/01	Audit 12/01	Change
Members' equity, December 31, 2000	$1,573,019	$1,458,230	$114,789
Subtract - Non allowable assets:			
Fixed Assets	514,842	413,354	101,488
Other assets	157,413	146,448	10,965
Tentative net capital	900,764	898,428	$2,336
Haircuts:	0	0	
NET CAPITAL	$900,764	$898,428	$2,336
Minimum net capital	(100,000)	(100,000)	
Excess net capital	$800,764	$798,428	$2,336
Aggregate Indebtedness Accounts Payable	68,171	79,899	(11,728)
Ratio of aggregate indebtedness to net capital	7.57%	8.89%	

The differences were caused by year end accounts.

MDB CAPITAL GROUP, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

The Company is exempt from the Reserve Requirement of Rule 15c3-3

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2001

The Company is exempt from the Rule 15c3-3 as it relatess to possession and Control requirements.

DAVE BANERJEE
Certified Public Accountant

5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • E-mail: banerji@aol.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
MDB Capital Group, LLC
Santa Monica, California

In planning and performing my audit of the financial statements of MDB Capital Group, LLC for the year ended December 31, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by MDB Capital Group, LLC that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Dave Banerjee
Certified Public Accountant

Encino, California
February 27, 2002

MDB CAPITAL GROUP, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2001